UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WARNER-LAMBERT SAVINGS AND STOCK PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WARNER-LAMBERT SAVINGS AND STOCK PLAN
INDEX

INDEPENDENT AUDITORS' REPORT

To the Investment Committee
Warner-Lambert Savings and Stock Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 1999, were audited by other auditors whose report dated June 6, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and its changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 29, 2001

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Assets:

Plan's interest in Warner-Lambert Master Trust, at fair value	$2,625,252	$1,227,747	$1,397,505

Participant loans	14,211	--	14,211

Receivables:
Participant contributions	112	--	112
Company contributions	13,200	13,200	--

Net assets available for plan benefits	$2,652,775 ==========	$1,240,947 ==========	$1,411,828 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1999
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Assets:

Plan's interest in Warner-Lambert Master Trust, at fair value	$2,108,252	$902,105	$1,206,147

Participant loans	15,590	--	15,590

Net assets available for plan benefits	$2,123,842 ==========	$902,105 ========	$1,221,737 ===========

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2000
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Plan's interest in investment income from Warner-Lambert Master Trust	$ 759,603	$ 488,650	$ 270,953
Investment income from participant loans	1,191	53	1,138
Contributions:
Participants	66,365	--	66,365
Company	38,056	37,843	213
Loan repayments	--	479	(479)

Total additions	865,215	527,025	338,190

Deductions from net assets:
Distributions to participants	(335,445)	(155,353)	(180,092)
Loan issuances	--	(573)	573
Administrative expenses	(837)	(9)	(828)
Interfund transfers	--	(32,248)	32,248

Total deductions	(336,282)	(188,183)	(148,099)

Net increase	528,933	338,842	190,091

Net assets available for plan benefits:
Beginning of year	2,123,842	902,105	1,221,737
End of year	$2,652,775 ==========	$1,240,947 ==========	$1,411,828 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 1999
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Plan's interest in investment income from Warner-Lambert Master Trust	$ 224,689	$ 82,118	$ 142,571
Investment income from participant loans	1,235	54	1,181
Contributions:
Participants	63,087	--	63,087
Company	25,488	25,564	(76)
Loan repayments	--	332	(332)

Total additions	314,499	108,068	206,431

Deductions from net assets:
Distributions to participants	(201,308)	(81,110)	(120,198)
Loan issuances	--	(311)	311
Administrative expenses	(903)	(10)	(893)
Interfund transfers	--	(38,923)	38,923

Total deductions	(202,211)	(120,354)	(81,857)

Net increase/(decrease)	112,288	(12,286)	124,574

Net assets available for plan benefits:
Beginning of year	2,011,554	914,391	1,097,163
End of year	$2,123,842 ==========	$902,105 ========	$1,221,737 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

Note 1 - Summary Plan Description

General - On June 19, 2000, Pfizer Inc. (the Company) completed a merger with Warner-Lambert Company. In connection with the merger, the Company adopted and assumed the Warner-Lambert Savings and Stock Plan (the Plan). The Plan is a defined contribution profit-sharing savings plan covering employees of the legacy Warner-Lambert Company and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. Those employees who continue to contribute to the Plan are now active employees of the Company. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Contributions - Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their base earnings each year. Participants have the option of contributing on a before-tax and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's base earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions may be made each year of up to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. Company contributions are invested in the Company Stock Fund.

Investment Options -

Company Stock Fund - This fund invests employer contributions in common stock of the Company. Beginning at age 55, participants, if they are vested, can transfer assets, at graduated percentages based on age, out of the Company Stock Fund into other investment funds. At December 31, 1999, the Company Stock Fund held shares of legacy Warner-Lambert Company.

Participant Directed Funds - Participants are able to invest in the following twenty-three investment funds:

Colleague Stock Fund -This fund invests in common stock of the Company, to provide an additional opportunity to participate in the performance of the Company's common stock. At December 31, 1999, the Colleague Stock Fund held shares of legacy Warner-Lambert Company.

Equity Index Trust* - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund* - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

Small-Cap Value Fund* - This fund invests in stocks of small U.S. companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund* - This fund invests primarily in stocks of established growth companies outside the U.S., predominately in Europe, East Asia, Australia and Canada, as well as other areas, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Equity Income Fund* - This fund invests in common stocks of established companies that pay above-average dividends, and have prospects of future dividend increases, primarily to provide a high level of dividend income, and secondarily, capital growth.

Value Fund* - This fund invests in common stocks deemed to be undervalued or out of favor in the marketplace, primarily to provide long-term capital growth and, secondarily, income.
Mid-Cap Growth Fund* - This fund invests in stocks of medium-sized companies with attractive growth prospects and established operating histories, to provide long-term capital growth.

European Stock Fund* - This fund invests in stocks of emerging and established European companies which seek to benefit from opportunities created by economic integration in Western Europe and potential new markets in Eastern Europe, to provide the diversification of an international fund as well as the opportunity for long-term capital growth.

Small-Cap Stock Fund* - This fund invests in stocks of small, growth-oriented, or undervalued companies traded in over-the-counter markets, to provide long-term capital growth using a combined growth and value approach.

Emerging Markets Stock Fund* - This fund invests in stocks of companies in the developing markets of Latin America, East Asia, Europe and Africa, to provide a high level of long-term capital growth.

Capital Opportunity Fund* - This fund invests in a concentrated portfolio of stocks of 30 to 50 U.S. companies with a flexible investment strategy that allows for both growth and value of small, medium-sized, and large companies, to provide a high level of long-term capital growth.

Health Sciences Fund* - This fund invests primarily in the common stocks of companies engaged in the research, development, production, or distribution of health-related products and services, to provide long-term capital growth.

New America Growth Fund* - This fund invests primarily in the common stocks of U.S. companies operating in fast growing sectors, to provide long-term capital growth.
New Horizons Fund* - This fund invests in common stocks of small, rapidly growing companies in a broad range of industries, early in the corporate life cycle, to provide long-term capital growth.

Science & Technology Fund* - This fund invests in common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology, such as those in computer, electronics, biotechnology and chemical industries, to provide long-term capital growth.

Balanced Fund* - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital and current income.

Spectrum Income Fund* - This fund invests in a managed mix of T. Rowe Price funds, including four U.S. bond funds, an international bond fund, a money market fund, and an income-oriented stock fund, to provide higher income from a managed mix of funds.

Spectrum Growth Fund* - This fund invests in a managed mix of T. Rowe Price funds, including five U.S. stock funds, an international stock fund, and a money market fund, to provide long-term growth of capital and income from a managed mix of funds.

Personal Strategy Income Fund* - This fund invests in a diversified mix of approximately 40% stocks, 40% bonds and 20% money market securities, to provide a high total return over time consistent with a primary emphasis on income (bonds) and a secondary emphasis on capital appreciation (stocks).

Personal Strategy Growth Fund* - This fund invests in a diversified mix of approximately 80% stocks and 20% bonds and money market securities, to provide a high total return over time consistent with a primary emphasis on capital appreciation and a secondary emphasis on income.

New Income Fund* - This fund invests in U.S. Treasury securities, corporate bonds and bank obligations with medium to long-term maturity dates, to provide a high level of income over the long term consistent with the preservation of capital.

High Yield Fund* - This fund invests primarily in longer-term, lower-quality corporate ("junk") bonds that have an average maturity of approximately 10 years, primarily to provide a high level of income and, secondarily, capital growth.

* T. Rowe Price sponsored fund.

The trustee of the Plan, T. Rowe Price (the Trustee), manages investments in its sponsored funds and therefore, is deemed a related party.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

Vesting - Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 2000 and 1999 were $1,940 thousand and $867 thousand, respectively.

Participant Loans - Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective as of the last business day of the month before the month in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may borrow from both the participant's contributions before-tax account balance and the vested matching contributions account balance in the Company Stock Fund. Participant loans are presented at cost, which approximates fair value.

Benefit Payments - Upon retirement, total disability or death, participants may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of participant account balances in the Company Stock Fund, if vested, and all other savings investment funds.

Plan Termination - In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company's Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Master Trust Arrangement - The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the Plans), for investment and administrative purposes in the Warner-Lambert Master Trust (the Master Trust). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

Investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Short-term investments of the Master Trust are valued at cost, which approximates fair value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, of the Master Trust are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive group annuity and investment contracts for the years ended 12/31/00 and 12/31/99 were 6.45% and 6%, respectively.

Dividend and interest income are recorded by the Trustee as earned by the Master Trust. Net appreciation in fair value of Master Trust investments consists of realized and unrealized gains and losses.

Expenses - All significant expenses incurred are borne by the Plan.

Note 3 - Tax Status of the Plan

The Internal Revenue Service (IRS) issued a favorable determination letter to the Plan, dated September 20, 1995, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section  401(a) of the Internal Revenue Code. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes .

Note 4 - Plan Administration

The Investment Committee (the Committee) monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Plan and the Master Trust, including oversight of the investments, trustee and investment managers.

Note 5 - Interest in Investment Income from the Master Trust

The Plan's interest in investment income from the Warner-Lambert Master Trust was as follows:
	Year Ended December 31,
(thousands of dollars)	2000	1999

Net appreciation/(depreciation) in fair value of investments:
Company common stock	$773,356	$117,325
Equity funds	(69,972)	60,741
Short-term investments	25	(1)
	703,409	178,065
Dividend and interest income	56,194	46,624
	$759,603 ========	$224,689 ========

Note 6 - Master Trust Financial Information (Unaudited)

At December 31, 2000 and 1999, the Plan had a 98.0% and 98.3% interest, respectively, in the Master Trust. The unaudited financial statements of the Master Trust as of and for the years ended October 31,  2000 and 1999 are prepared on the cash basis of accounting and are included as Exhibit I to the Plan's Form 11-K.

The Plan's financial statements have been adjusted for November and December activity of the Master Trust. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded.

SCHEDULE I
WARNER-LAMBERT SAVINGS AND STOCK PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2000
(thousands of dollars)
	Cost	Current Value
Plan's interest in Warner-Lambert Master Trust*	$946,021	$2,625,252

Participant loans*
(Interest rate 6.0% - 10.5%) (Maturity dates through 12/15/2004)	14,211	14,211

	$960,232 ========	$2,639,463 ==========

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WARNER-LAMBERT SAVINGS AND STOCK PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer Chair, Investment Committee

Date:  June 29, 2001

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2000
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds

Investments at fair value:
Company common stock	$2,003,142	$1,227,402	$ 775,740
Equity funds	491,203	--	491,203
Short-term investments	9,172	--	9,172

Investments at contract value:
Group annuity contracts	61,899	--	61,899
Investment contracts	111,207	--	111,207

Net assets available for benefits	$2,676,623 ==========	$1,227,402 ==========	$1,449,221 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 1999
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds

Investments at fair value:
Company common stock	$1,492,202	$915,455	$ 576,747
Equity funds	410,672	--	410,672
Short-term investments	20,996	--	20,996

Investments at contract value:
Group annuity contracts	29,653	--	29,653
Investment contracts	124,226	--	124,226

Net assets available for benefits	$2,077,749 ==========	$915,455 ========	$1,162,294 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2000
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Investment income:
Interest income on participant loans	$ 1,299	$ 82	$ 1,217
Dividend and interest income	49,764	10,228	39,536
Net appreciation in fair value of investments	724,742	433,689	291,053

Contributions:
Participants	71,191	--	71,191
Company	27,043	26,746	297

Loan repayments	9,907	687	9,220

Total additions	883,946	471,432	412,514

Deductions from net assets:
Distributions to participants	(274,162)	(115,376)	(158,786)
Loan issuances	(9,959)	(922)	(9,037)
Administrative expenses	(951)	(15)	(936)
Interfund transfers	--	(43,172)	43,172

Total deductions	(285,072)	(159,485)	(125,587)

Net increase	598,874	311,947	286,927

Net assets available for benefits:
Beginning of year	2,077,749	915,455	1,162,294
End of year	$2,676,623 ==========	$1,227,402 ==========	$1,449,221 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 1999
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Investment income:
Interest income on participant loans	$ 1,284	$ 76	$ 1,208
Dividend and interest income	33,466	9,173	24,293
Net appreciation in fair value of investments	68,030	8,182	59,848

Contributions:
Participants	65,382	--	65,382
Company	26,760	26,540	220

Loan repayments	8,751	500	8,251

Total additions	203,673	44,471	159,202

Deductions from net assets:
Distributions to participants	(185,759)	(74,217)	(111,542)
Loan issuances	(10,711)	(572)	(10,139)
Administrative expenses	(1,030)	(14)	(1,016)
Interfund transfers	--	(32,372)	32,372

Total deductions	(197,500)	(107,175)	(90,325)

Net increase/(decrease)	6,173	(62,704)	68,877

Net assets available for benefits:
Beginning of year	2,071,576	978,159	1,093,417
End of year	$2,077,749 ==========	$915,455 ========	$1,162,294 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
NOTES TO FINANCIAL STATEMENTS
(thousands of dollars)

(unaudited)

Note 1 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Warner-Lambert Master Trust (the Master Trust) include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the Plans) and are prepared on the cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments - Investments traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Short-term investments are valued at cost, which approximates fair value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive group annuity and investment contracts for the years ended 12/31/00 and 12/31/99 were 6.45% and 6%, respectively.

Investment Income - Dividend and interest income are recorded by T. Rowe Price (the Trustee) as earned. Net appreciation in fair value of investments consists of realized and unrealized gains and losses.

Expenses - All significant expenses incurred are borne by the Plans.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties - Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 2 - Tax Status of the Master Trust

The Plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code (the Code), and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.

Note 3 - Significant Investments

The following investments represent over 5% of the assets held for investment purposes by the Master Trust:

	October 31, 2000	October 31, 1999

Company common stock	$2,003,142	$1,492,202
T. Rowe Price equity index fund	177,209	183,901

Note 4 - Trust Administration

The Investment Committee (the Committee) monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Master Trust, including oversight of investments, trustee and investment managers.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 of Pfizer Inc. dated June 19, 2000 (File No. 333-39610) of our report dated June 29, 2001, relating to the statement of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2000 annual report on Form 11-K of the Warner-Lambert Savings and Stock Plan.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 29, 2001

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-39610) of Pfizer Inc. of our report dated June 6, 2000, relating to the financial statements of the Warner-Lambert Savings and Stock Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Florham Park, NJ
June 29, 2001

EXHIBIT 23.2

Report of Independent Accountants

To the Participants and Administrator of the
Warner-Lambert Savings and Stock Plan

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Warner- Lambert Savings and Stock Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the Warner-Lambert Savings and Stock Plan for any period subsequent to December 31, 1999.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Schedule of Assets Held for Investment Purposes and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, NJ
June 6, 2000